FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                              For News Releases of:

                               January  21, 2003
                               January  14, 2003
                               January  13, 2003
                               January   6, 2003
                               December 30, 2002
                               December 19, 2002
                               December 16, 2002
                               December 10, 2002
                               November 27, 2002
                               November 18, 2002


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)

                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
             Appoints Mr. Oshik Kong as Sales and Marketing Director

VANCOUVER, CANADA January 21, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI; NYSE Symbol: NTE (as of Jan 23/03); CBOE
Symbol: QNA) today announced the appointment of Mr. Oshik Kong as Nam Tai's Sales and Marketing Director for further business expansion. Mr. Kong will be responsible for marketing and business development. Mr. Kong has over 24 years of sales and marketing experience in electric, electronic and home appliance goods in the world's leading Korean based electronics company, LG Electronics. He has a proven track record of establishing worldwide subsidiaries, management, strategic planning and business development in the United States, Europe, South America and Greater China.

Before joining Nam Tai, Mr. Kong served as the Vice President and General Manager of LG Electronics' IT Overseas Sales Division. During his 24 years with LG Electronics, he held a variety of leadership positions in LG Electronics' divisions and subsidiaries, which included Color Monitor Business Division, New Business Development Division and Europe Operation. He also held senior positions in a subsidiary of LG Electronics in the United Kingdom and its Hong Kong branch office. His outstanding performance assisted LG Electronics in securing various achievements in the industry including achieving in 2001 15% sales growth to reach an annual export sales record of US$3 Billion and doubling the sales volume of LG brand optical storage driver over the prior year period. As a result, LG Electronics' No.1 market share position on color monitors and optical storage products increased from 7 countries in 2000 to 15 countries in 2001.

"Nam Tai is pleased to welcome Mr. Kong from Korea to join its big family. With his distinguished track record and extensive experience in sales and marketing electronics related products, we believe that Mr. Kong's contribution will be a significant asset to a continually growing multinational company like Nam Tai," commented Mr. Tadao Murakami, Nam Tai's Chairman. "In line with our corporate strategy of business expansion, Nam Tai would like to invite more industry professionals and expertise from all over the world to further strengthen our multinational management team. An experienced multinational management team is definitely one of Nam Tai's competitive advantages. We believe that utilizing the strengths of the individual cultures within our multinational expertise greatly benefits the Company. In addition, with the establishment of such a strong worldwide network, Nam Tai expects to further enhance both its horizontal and vertical business development in the future."

Fourth Quarter Results and Analyst Conference Call

Nam Tai will release its unaudited fourth quarter results for the period ended December 31, 2002 at the close of the market on Friday, February 14, 2003. The Company will hold a conference call on Tuesday, February 18, 2003 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Analysts who wish to participate on this conference call should contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, February 14, 2003 to register and obtain the toll-free dial-in number.

Shareholders, media, and interested investors are invited to listen to the live conference call over the Internet by going to http://www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing 612-288-0318 just prior to its start time. Users will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules, wireless communication terminals and their modules, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
         AOL Required to Disclose Identity of Internet Chatroom Poster

VANCOUVER, CANADA January 14, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI; NYSE Symbol: NTE (as of Jan 23/03); CBOE
Symbol: QNA) today announced that the Supreme Court of Virginia denied a petition for rehearing by America Online, Inc. of an earlier ruling requiring AOL to disclose to Nam Tai the identity of one of AOL's subscribers.

In 2001 Nam Tai filed a complaint in state court in California against unknown internet chatroom posters claiming that certain posters committed libel and violated California's unfair business practices statute. Nam Tai was able to obtain the e-mail address of one of the posters and then obtained a subpoena from a Virginia state court to AOL seeking the name behind the e-mail address. AOL filed a motion to have the order quashed, but in August 2001, a trial court in Virginia refused to quash the subpoena. On November 1, 2002 the Supreme Court of Virginia affirmed the trial court's ruling and on January 10, 2003, AOL's petition for a rehearing was denied. AOL's only recourse is to seek review by the U.S. Supreme Court.

"We are pleased with today's decision and hope that we will finally be provided with the true identity of the poster against whom we have filed a claim in California," commented Mr. Tadao Murakami, Nam Tai's Chairman. "In order to protect the Company's reputation, something that is particularly important for a publicly-listed company, Nam Tai needs to determine the source of, and the intention for, the offending internet postings. We must be given the opportunity to dispute all false and misleading statements in the U.S. courts to protect Nam Tai's image."

Mr. Murakami further indicated that "Nam Tai is a great believer in freedom of speech. However, freedom of speech can not be used as a tool to mislead investors and cause harm to a company and anyone without any accountability or avenues of recourse."

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules, wireless communication terminals and their modules, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
              Takes an Equity Stake in a Wireless Solution Company

VANCOUVER, CANADA January 13, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI; NYSE: NTE (starts Jan 23/03); CBOE Symbol QNA) today announced that it would further expand its business to include wireless communication technology and related products. Nam Tai has made a strategic investment of $10 million by subscribing for a 25% shareholding in Alpha Star Investments Limited ("Alpha Star"), a British Virgin Islands company, which is the ultimate holding company of the Hong Kong based JCT Wireless Technology Company Limited ("JCT"), a company engaged in the design, development and marketing of wireless communication terminals and killer wireless application software.

JCT is Nam Tai's first customer for wireless communication terminals and their modules. JCT currently leverages Texas Instruments' advanced wireless technology platform and system expertise from UbiNetics Limited ("UbiNetics") to provide total wireless solutions. Texas Instruments Incorporated is the world leader in digital signal processing and analog technologies. Texas Instruments' wireless technology portfolio coupled with over 10 years systems expertise delivers processing solutions with optimal balance of performance and power efficiency.

UbiNetics is an United Kingdom company, born out of the technological arm of PA Consulting Group ("PA"), a world-leader in telecommunication practice with the benefit of over ten years industry experience. UbiNetics has 340 employees at PA's UK Cambridge Technology Centre with offices around the world.

After the transaction, JCT will focus on the killer wireless application software development and related wireless product design, advanced technology R&D, product sales and marketing and customer support while Nam Tai will assume a major role in the production of the wireless communication terminals and their modules for JCT.

"This new investment represents the recognition and satisfaction of our production capabilities by our customers," said Mr. Tadao Murakami, Chairman of Nam Tai. "It also represents a big leap for Nam Tai in the worldwide wireless communication technology industry. We are pleased to have the opportunity to work with these leading technology companies to jointly develop the wireless communication terminals business. With such strong technical support, 2003 will hopefully be a fruitful year for Nam Tai, in terms of both business development and sales."

Fourth Quarter Dividend

Nam Tai's fourth quarter dividend of $0.12 per share will be paid on January 21, 2003 to all shareholders of record as of December 31, 2002.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules, wireless communication terminals and their modules, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release may contain forward-looking statements. For example, the statement regarding the business development and turnover of 2003 are forward looking statements that are subject to the actual amount of orders received from JCT and other businesses of the Company. Other factors that might cause differences in these and the other forward looking statements, include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                     To List on the New York Stock Exchange

VANCOUVER, CANADA January 6, 2003 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI; CBOE Symbol: QNA; Future NYSE Symbol: NTE) today announced that it will transfer its stock listing to the New York Stock Exchange ("NYSE") from the NASDAQ Stock Market. Nam Tai's stock will begin trading on the NYSE under the stock ticker symbol "NTE" on Thursday, January 23, 2003. Concurrent with the NYSE listing, Nam Tai's shares will be withdrawn from the NASDAQ. The Company will continue to trade on the NASDAQ until the transfer date.

"The Exchange is privileged to welcome Nam Tai Electronics to its family of listed companies," said New York Stock Exchange Chairman and CEO Dick Grasso. "As a leading technology enterprise with global reach, Nam Tai's decision to list on the world's leading equities market serves the missions of both organizations. We look forward to an outstanding partnership with Nam Tai and its shareholders."

The New York Stock Exchange is the world's leading and most technologically advanced equities market with a market capitalization exceeding $13.4 trillion. A New York Stock Exchange listing provides qualifying companies with the broadest access to investors, the greatest market depth and liquidity, cost-effective access to capital, the highest visibility and the fairest pricing. Investors choose to invest in NYSE listed companies as the requirements for obtaining and maintaining a listing on the Exchange, including standards relating to protecting interests, are more rigorous than those of any other market.

Nam Tai was founded in 1975 as an electronics trading company. Since then it has continually grown and upgraded its capabilities. When it listed as a small cap on NASDAQ in 1988 Nam Tai was known as a quality manufacturer of calculators and other lower technology consumer electronic products. Today, from its state-of-the-art manufacturing facilities in Shenzhen, China, Nam Tai manufactures high-end, high technology products and components, including LCD modules and RF modules for mobile phones.

Since its IPO in 1988, Nam Tai's annual sales have increased from $26.6 million to $230.0 million in 2001 (18% CAGR). Net income over the same period increased from $0.7 million to $9.0 million in 2001 (22% CAGR). During this time Nam Tai has been consistently profitable and has rewarded shareholders with nine consecutive years of increasing dividends ($0.48 per share in 2002).

"As a result of our Company's dedication to continual improvement we have achieved steady growth since our initial public offering in 1988 and are now pleased that we meet the New York Stock Exchange's stringent listing requirements," commented Mr. Tadao Murakami, Nam Tai's Chairman. "We anticipate that the listing on the New York Stock Exchange will increase our visibility in North America, attract new investors, and ultimately lower the Company's cost of capital and support continued growth. We greatly appreciate and acknowledge the support that we have received from the NASDAQ over the years."

Change of Auditors

Nam Tai also announced that in line with its move to New York Stock Exchange, Nam Tai has changed its auditors to Grant Thornton from HLB Hodgson Impey Cheng. Grant Thornton is one of the world's leading organizations of accountants and business advisers with 650 offices in more than 110 countries. Grant Thornton has a strong U.S. base, and is rated the fifth largest accounting firm in the United States of America. Grant Thornton serves approximately 400 publicly held companies in the U.S., including NYSE listed companies. It has local office partners and U.S. national office resources dedicated to compliance with the rules and regulations of the Securities and Exchange Commission (SEC).

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules for mobile phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                               New Transfer Agent

VANCOUVER, CANADA December 30, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI; CBOE Symbol: QNA) today announced that it has appointed Registrar and Transfer Company as its new transfer agent, registrar, and dividend agent. This change is effective as of December 30, 2002. Registrar and Transfer Company was formed in 1899 and is headquartered in Cranford, New Jersey. It has significant experience in all aspects of securities processing.

Shareholders seeking information regarding stock transfer, lost certificates, address changes, registration of shares to reflect a change of name or gift of stock, and dividend payments may contact Registrar and Transfer Company by letter or phone call to the following address:

         Registrar and Transfer Company
         10 Commerce Dr.
         Cranford, New Jersey 07016-3572
         Telephone: 1-800-368-5948
         E-mail: info@rtco.com
         Internet address: www.rtco.com

Nam Tai would like to express its deep thanks to its previous transfer agent, U.S. Stock Transfer Corporation, based in Glendale California, for many years of excellent and loyal service.

Dividend Reminder

The Company will pay the regular fourth quarter dividend of $0.12 per share to shareholders of record at the close of business on December 31, 2002 with a payment date of January 21, 2003.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
     TCL Mobile Sold 650,856 Handsets in November to Beat Company Forecast

VANCOUVER, CANADA December 19, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI; CBOE Symbol: QNA) today announced that mobile phone maker TCL Mobile Communication Co. Ltd. ("TCL Mobile") exceeded its sales forecast by selling 650,856 handsets in November 2002, a 13% increase compared to 577,890 handsets sold in October 2002, according to the latest unaudited company figures. TCL Mobile has now sold 5.3 million handsets for the first 11 months of 2002 surpassing its 2002 target of 5 million handsets.

"Nam Tai is very pleased to see TCL Mobile's continuing growth and outstanding performance in today's competitive handsets business. As both a TCL Mobile investor and a supplier we strongly believe that Nam Tai will benefit from TCL Mobile's growth and create business opportunities in the blooming mobile industry in the PRC market," commented Mr. Tadao Murakami, Nam Tai's Chairman.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
           TCL Mobile Rated Asia's Fastest Growing Technology Company

VANCOUVER, CANADA December 16, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI; CBOE Symbol: QNA) today announced that mobile phone maker TCL Mobile Communication Co. Ltd. ("TCL Mobile") has been rated Asia's fastest growing technology company over the past three years by the accounting firm Deloitte Touche Tohmatsu. TCL Mobile, which only began making mobile phones in 1999, saw revenues increase by 263 times since 2000 as it has grown to become China's No. 1 domestic brand and third overall behind Nokia and Motorola. In the first 10 months of 2002, TCL Mobile sold 4.7 million handsets and holds a 12.15% share of the mainland China market. Sales for the first eight months of 2002 were reported to be approximately $550 million, with profits of $88 million.

"Being a LCD modules supplier and a shareholder of TCL Mobile, we are proud to see TCL Mobile has such achievement in the region. With our close relationships with TCL Group, we strongly believe that Nam Tai will grow with TCL and capture the extensive business opportunities in this fast growing mobile communications industry," commented Mr. Tadao Murakami, Nam Tai's Chairman.

In the fourth quarter of 2002, TCL Mobile began placing orders for Nam Tai to supply mobile phone LCD modules. These LCD modules are used by TCL Mobile in the production of mobile phones sold under the TCL brand name. Nam Tai holds a 3.033% interest in TCL Mobile and a 6% interest in its parent Company TCL Corporation.

The TCL Group is controlled by TCL Corporation, a PRC state-owned enterprise that has extensive sales and distribution channels in China. TCL Corporation's scope of business includes the import and export of raw materials, the design, manufacturing, and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products.

Dividend Reminder

The Company will pay the regular fourth quarter dividend of $0.12 per share to shareholders of record at the close of business on December 31, 2002 with a payment date of January 21, 2003.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
         TCL Brand Name Evaluation: Ranks 6th in China at $2.3 Billion

VANCOUVER, CANADA December 10, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI; CBOE Symbol: QNA) today announced results of a report released by Beijing Famous-Brand Evaluation Co., Ltd. on Chinese brand name values in 2002. The report ranked the TCL brand name as the 6th most valuable Chinese brand name in The People's Republic of China ("PRC") at $2.3 Billion, an increase of approximately 30% compared to the prior year evaluation. Nam Tai holds a 6% equity interest in TCL Corporation since February 2002.

"Following our recent realization of 15 times return from part of our investment in TCL Mobile, one of the subsidiaries of TCL Group, Nam Tai is very pleased to see the high ranking and valuation of the TCL brand name, confirming the potential value of our strategic investments in TCL Group", commented Mr. Murakami, Nam Tai's Chairman.

The TCL Group is controlled by TCL Corporation, a PRC state-owned enterprise that has extensive sales and distribution channels in China. TCL Corporation's scope of business includes the import and export of raw materials, the design, manufacturing, and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                  Raises $29.8 Million on Exercise of Warrants

VANCOUVER, CANADA November 27, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI) today announced that the Company raised approximately $29.8 million from the exercise of 1,460,655 Warrants. The Warrants, which expired on November 24, 2002, allowed holders to acquire one Nam Tai Common Share at $20.40 per share. The Company as part of its 1997 Rights and Standby Offering issued approximately 3 million Warrants.

$1.00 Per Common Share Special Dividend Reminder

A special dividend of $1.00 per common share will be paid on December 6, 2002 to shareholders of record at the close of business on November 29, 2002.

In addition to the special dividend of $1.00 per share, the Company will pay the regular fourth quarter dividend of $0.12 per share to shareholders of record at the close of business on December 31, 2002 with a payment date of January 21, 2003.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF Modules for cellular phones, transformers and LCD panels. The Company utilises advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                      Final Reminder of Warrant Expiration

VANCOUVER, CANADA November 18, 2002 -- Nam Tai Electronics, Inc., ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today reminded Warrant holders that its Warrants expire on Sunday, November 24, 2002 at 5:00 p.m. Eastern Time. Each Warrant is exercisable to purchase one Common Share of Nam Tai at a price of $20.40 per share.

The Warrants may be exercised before 5:00 p.m. Eastern Time on November 24, 2002 by presenting the Warrant certificate with the duly executed Purchase Form and simultaneous payment of the Warrant Price of $20.40 per share to the Warrant Agent, U.S. Stock Transfer Corporation at 1745 Gardena Avenue, Second Floor, Glendale, California, 91304, USA. Payment of the Warrant Price must be paid in full in cash, by certified check or bank draft payable in United States currency. Warrants not exercised before 5:00 p.m. Eastern Time on November 24, 2002 shall become void. Public trading of Warrants on the NASDAQ will cease after the close of trading on Friday, November 22, 2002.

As of September 30, 2002 there were 3,053,659 Warrants outstanding. The Warrants are traded on the NASDAQ National Market under the ticker symbol NTAIW.

$1.00 Per Share Special Dividend Reminder

A special dividend of $1.00 per common share will be paid on December 6, 2002 to shareholders of record at the close of business on November 29, 2002.

In addition to the special dividend of $1.00 per share, the Company will pay the regular fourth quarter dividend of $0.12 per share to shareholders of record at the close of business on December 31, 2002 with a payment date of January 21, 2003.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules both for mobile phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board
(COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding
(OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.



                              For and on behalf of
                            Nam Tai Electronics, Inc.


                                /s/ MING KOWN KOO
                             -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER


Date:  January 21, 2003